April 13, 2007
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Centex Corporation
Form 10-K for the fiscal year ended March 31, 2006
Filed May 19, 2006
File # 1-6776
Dear Mr. Cash:
This letter is in response to your letter dated March 29, 2007 in which you outlined comments related to your review of our (i) March 31, 2006 financial statements and related disclosures included in our Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”), and (ii) December 31, 2006 financial statements and related disclosures included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the “December 31 Form 10-Q”).
We anticipate filing our Annual Report on Form 10-K for the year ended March 31, 2007 (the “2007 Form 10-K”) in the fourth week of May 2007. In connection with drafting our 2007 Form 10-K, we were in the process of revising and expanding our disclosures in several of the areas covered in your comments. Accordingly, as we continue to draft our 2007 Form 10-K, we will be responsive to the Staff’s comments, as well as other opportunities to enhance the overall disclosures in our filings. As you requested in your letter, we either (i) will incorporate the additional disclosures requested in your comments into our 2007 Form 10-K (this represents the majority of the comments and, in certain cases, the additional/revised disclosures are outlined in our responses below), or (ii) have outlined in our responses below why the comment is not applicable or additional disclosure was not necessary. The balance of this letter outlines your comments and our related response, by item.
Form 10-K for the year ended March 31, 2006
Financial Condition and Liquidity, page 41
1.	In light of the fact that your statements of cash flows were not restated for your discontinued operations, it appears to us that you should revise future filings to quantify

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

the impact of such cash flows and describe how their absence will impact future liquidity and capital resources.

Response:

As of March 31, 2006, 2005 and 2004 the following operations are reflected in discontinued operations:
•	Home Equity (sold in fiscal year 2007)

•	International Homebuilding (sold in fiscal year 2006)

•	Construction Products (spun-off to investors in fiscal year 2004)

•	Manufactured Homes (spun-off to investors in fiscal year 2004)
As is disclosed in our 2006 Form 10-K, the Statements of Cash Flows have not been restated for discontinued operations in accordance with the provisions of SFAS 95. As the Statements of Cash Flows were not adjusted for discontinued operations, they did reflect significant activity related to discontinued operations (specifically Home Equity), which was, by the nature of the significant activity, disclosed on the face of the cash flow statement and specifically discussed in MD&A. The cash flow activity from International Homebuilding was not material to our Statements of Cash Flows. This response does not address the cash flows of Construction Products or Manufactured Homes, which will not be reflected in the comparative periods for the 2007 Form 10-K.

Historically, our operating segments operated primarily on a stand-alone basis from Centex and were principally self-funded. For the years ended March 31, 2006, 2005 and 2004, Home Equity did not require significant capital nor provide significant liquidity. In addition, Home Equity had a small change in cash balances for the years ended March 31, 2006, 2005 and 2004. Home Equity’s cash balances as of March 31, 2006, 2005 and 2004 were $787 thousand, $650 thousand and $8,017 thousand, respectively.

Although the changes in Home Equity’s cash balances were not material, Home Equity did have certain material changes within investing and financing activities. These material changes were disclosed in the Statements of Cash Flows, as well as specifically discussed in the Financial Condition and Liquidity section of MD&A. For example, the second paragraph on page 42 of our 2006 Form 10-K disclosed the following:
We generally fund our Financial Services’ operating and other short-term liquidity needs through Home Equity’s securitizations, committed credit facilities, proceeds from the sale of mortgage loans to HSF-I and investors and cash flows from operations. Financial Services’ operating cash is derived primarily through sales of mortgage loans, interest income on mortgage loans held by Home Equity for investment and origination and

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

servicing fees. Effective July 1, 2003, Financial Services consolidated $2.48 billion of HSF-I’s residential mortgage loans held for sale. The initial consolidation of HSF-I was not reflected in the Statements of Consolidated Cash Flows, as it was a non-cash transaction. As these mortgage loans were sold in the secondary market in fiscal year 2004, an inflow of cash from operating activities occurred. For additional discussion on the consolidation of HSF-I in June 2003, see Note (D), “Indebtedness,” of the Notes to Consolidated Financial Statements. Financial Services’ cash provided by investing activities in fiscal year 2006 was primarily from a reduction in Home Equity’s residential mortgage loans held for investment. Home Equity originates residential mortgage loans with the intent to securitize; however, whole loan sales do occur periodically. During fiscal years 2005 and 2004, cash was primarily used in Financial Services’ investing activities to finance increases in Home Equity’s residential mortgage loans held for investment. Financial Services’ cash used in financing activities in fiscal year 2006 was primarily from the repayment of debt from the liquidation of Home Equity’s residential mortgage loans held for investment. The funds provided by Financial Services’ financing activities in fiscal years 2005 and 2004 were primarily from new debt used to fund the increased residential mortgage loan activity.
Additionally, the changes in residential mortgage loans held for investment were specifically identified as relating to Home Equity. This item is presented on its own line on the face of the Statements of Cash Flows.

To clarify that the absence of International Homebuilding and Home Equity will not materially impact future liquidity and capital resources, we will add the following disclosure to our Financial Condition and Liquidity disclosures in MD&A of future filings:

Our international homebuilding operations and Home Equity did not require significant capital resources nor did they provide significant liquidity. As a result, our liquidity and capital resources have not been materially impacted by the sale of these operations.

On March 30, 2007, we completed the sale of Construction Services. We will specifically address in our 2007 Form 10-K the sale of Construction Services and its impact, if any, on our cash flows, liquidity and capital resources.
Critical Accounting Estimates, page 45
2.	We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies, but should address and discuss, to the extent applicable, the material assumptions underlying your estimates and the potential impact

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

on your financial statements of changes in your assumptions. Please revise future filings accordingly. See Release No. 33-8350.
Response:

In future filings we will expand our disclosures under critical accounting estimates to discuss, where applicable, the material assumptions underlying our estimates and the potential impact on the financial statements of changes in our assumptions, if material.

The following example is a preliminary draft of a critical accounting estimate that will be included in our 2007 Form 10-K. This disclosure is designed to replace previous critical accounting estimate disclosures Impairment of Long-Lived Assets and Inventory Valuation. The primary enhancements from our previous disclosure are as follows:
•	combined disclosure of impairment and inventory valuation for improved readability,

•	scaled-back accounting policy discussion to prevent repetitious disclosures, and

•	additional disclosure of the material assumptions utilized in the valuation of our inventory.
Inventory Valuation

Land acquisition, land development, and home construction costs include, among other things, certain estimated costs and assumptions by management. These costs include accruals for estimated costs incurred but not yet paid and estimates of remaining costs. We base these estimates on homebuilding and land development budgets assembled from historical experience and local market conditions. Actual results may differ from anticipated costs due to a variety of factors including, but not limited to, a change in interest rates on our debt, a change in the length of construction period, a change in cost of construction materials, and a change in housing demand. To mitigate these factors, we regularly review and revise our construction budgets and estimates of costs to complete.

On a quarterly basis we assess our neighborhoods, which include housing projects and land held for development and sale, for impairment in order to identify underperforming neighborhoods and to identify land investments that may not be recoverable through future operations. This quarterly assessment is an integral part of our local market level processes. We measure the recoverability of assets by comparing the carrying amount of an asset to its estimated future undiscounted net cash flows. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment is recorded to reduce the carrying value to fair value. Fair value is determined based on estimated cash flows discounted for market risks associated with a neighborhood. These evaluations are significantly impacted by estimates of revenues, costs and expenses and other factors. Key assumptions that impact this assessment

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

include the average estimated sales price, estimated construction and land development costs, discount rates utilized in the discounted cash flow models of our neighborhoods, and estimated future sales rates. Key assumptions that impact our assessment are inherently uncertain and dependent upon economic and market conditions. Actual results could differ materially from management’s key assumptions and estimates.
Goodwill, page 46
3.	Please clarify for us how you measure impairment for goodwill. It is not clear to us how your disclosed policy complies with paragraphs 19-22 of SFAS 142. Confirm to us that you follow the appropriate guidance, and provide us with proposed changes to clarify future filings.

Response:

We confirm that we have complied with paragraphs 19-22 of SFAS 142 for assessing goodwill impairments and have applied the required two-step measurement process. We will revise our disclosure in future filings to clarify our process for assessing impairment of goodwill as follows:

Goodwill represents the excess of purchase price over net assets of businesses acquired. Goodwill is tested for impairment at the reporting unit level on an annual basis (at January 1) or when management determines that due to certain circumstances the carrying amount of goodwill may not be recoverable. Goodwill is tested for impairment using a two-step process with the first step comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, the second step is performed to measure the amount of impairment loss to be recognized defined as the carrying value of the reporting unit goodwill that exceeds the implied fair value of that goodwill.

We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. Fair value is estimated using a discounted cash flow or market valuation approach. Key assumptions utilized in our discounted cash flow model include estimated future sales levels, estimated costs of sales, varying discount rates over local markets, and working capital constraints as it principally relates to estimated future inventory levels. Material variations of these assumptions may have a significant impact to the carrying value of goodwill.
Statements of Consolidated Cash Flows, page 56
4.	In regard to your statements of consolidated cash flows, please address the following:
•	Tell us the amounts and specific nature of restricted cash and explain your basis for classifying increase in cash flows from operating activities;

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

•	Tell us the specific nature of the Payable to Affiliates and explain your basis for classifying increases and decreases in cash flows from operating activities under financial services. Refer to paragraphs 18 and 136 of SFAS 95; and

•	Tell us the specific nature of the distributions from joint ventures and explain your basis for classifying them in cash flows from investing activities.
Response:

Restricted cash

As disclosed in Note (A), “Significant Accounting Policies” to the Notes to the Consolidated Financial Statements of the 2006 Form 10-K:
Restricted cash primarily consists of: (1) cash restricted pursuant to insurance related regulatory and other requirements, (2) required cash balances of Harwood Street Funding I, LLC (“HSF-I”), (3) other structured finance arrangements, and (4) customer deposits that are temporarily restricted in accordance with regulatory requirements.

The following table summarizes the changes in restricted cash for fiscal years 2006 and 2005:

	Source (Use) of Cash
	2006	2005
(1) Insurance/regulatory-related	$(15,403)	$(1,698)
(2) HSF-I cash balances	$(17,248)	$4,080
(3) Other structured finance	$1,747	$(69,793)
(4) Customer deposits	$(3,898)	$(74)
Historically, we have considered changes in restricted cash to be related to our operating activities. Based on the Staff’s comment, we have reevaluated the classification of changes in our restricted cash balances. The following discussion is a summary of this analysis.

Item (1) – Our insurance/regulatory-related restricted cash is comprised of: the restricted cash of our title, property and casualty insurance operations pursuant to statutory requirements and the restricted cash of a subsidiary that issues surety bonds guaranteeing the performance of Centex Homes. The changes in these restricted cash balances are directly related to our operations and will, therefore, continue to be classified as operating activities.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Items (2) & (3) – The restricted cash balances associated with HSF-I and other structured finance arrangements represent cash collateral associated with our warehoused mortgage loans. These balances vary based on the outstanding principal balance of the loans warehoused in each facility. As the outstanding balances fluctuate, the restricted cash changes proportionately on a formula basis. As a result, we believe the restricted cash associated with these mortgage warehouse facilities represents a discount to the amount financed under each facility and, therefore, it should be classified as a financing activity.

Item (4) – Certain states in which we operate require us to temporarily restrict customers’ cash deposits we receive until the home is closed. We are also required to restrict cash we receive from customers for future mortgage origination costs, including credit report fees and appraisal fees. The change in these restricted cash balances are directly related to our revenue generation activities and will, therefore, continue to be classified as operating activities.

Based on this reevaluation, the Statements of Cash Flows included in our 2007 Form 10-K will classify the changes in restricted cash related to items (2) and (3) above as financing activities. The reclassification of prior year cash flows for items (2) and (3) is not material to the cash flows of our operating or financing activities.

We will specifically disclose the prior years’ reclassification in our reclassification footnote.

Payables to Affiliates

Payables to affiliates are intercompany amounts billed from Corporate to Financial Services. These amounts include direct expenses paid by Corporate on behalf of Financial Services, Corporate allocations of identifiable shared expenses, and other operating costs such as certain compensation related costs and federal income taxes payable. As these items are operating in nature, we have reflected the change in payables to affiliates in operating activities in the Statements of Cash Flows. Payables to affiliates are settled in the ordinary course of business, and do not reflect resources obtained from the parent company on a longer-term basis as discussed in paragraphs 18 and 136 of SFAS 95.

Distributions from Joint Ventures

We conduct a portion of our land acquisition, development and other activities through our participation in joint ventures in which we hold less than a majority interest. These land-related activities typically require substantial capital, and partnering with other developers and, to a lesser extent, financial partners, allows Home Building to share the risks and rewards of ownership and to provide broader strategic advantages.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Our capital is invested in joint ventures, initially, at joint venture formation and periodically as required by the joint venture in conducting its operations. We receive distributions from joint ventures periodically as the joint venture has funds (from the sale of lots or obtained from other funding sources) in excess of its short-term cash needs.

The Company monitors and tracks its investments in and distributions from each joint venture on a cumulative basis. Distributions from joint ventures are considered a return of capital and any amounts in excess of cumulative capital invested are considered a return of earnings.

Distributions from joint ventures reflected in investing activities represent returns of capital from joint ventures. This presentation is in accordance with paragraph 16b of SFAS 95 that states “Cash flow inflows from investing activities are receipts from sales of equity instruments of other enterprises ... and from returns of investment in those instruments.”

Distributions from joint ventures reflected in operating activities represent returns of earnings from joint ventures. This presentation is in accordance with paragraph 22b of SFAS 95 that states “Cash inflows from operating activities are cash receipts from returns on ... equity securities – interest and dividends.”
Note F. Commitments and Contingencies, page 73
5.	In future filings, please provide a roll-forward of warranty claims for each period you present a statement of earnings as required by FIN 45. Also, in future filings, please provide a roll-forward of anticipated losses associated with loans originated for each period you present a statement of earnings.

Response:

In future filings we will provide a roll-forward of warranty and loan origination reserves for each period a statement of earnings is presented.
Note I. Business Segments, page 77
6.	Please provide us a comprehensive discussion of how you determined that your home building operations should be presented in one reportable segment under SFAS 131. Please explain to us how you determined the operating segments within this reportable segment and how you determined it is appropriate to aggregate them based on the criteria outlined in paragraph 17 of SFAS 131. Please provide us copies of the internal reports used by your CODM.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Response:

As discussed with the Staff in our letter dated May 23, 2003, historically, we have considered our homebuilding operations a single operating and reporting segment. Our determination was based on the provisions of SFAS 131 and specifically in part on the information that the chief operating decision maker was using to evaluate operating results and to allocate resources among our reporting segments.

Our chief operating decision maker (CODM) is our Chief Executive Officer (CEO), Tim Eller. As of March 31, 2006, the CODM was reviewing the operating results of and allocating resources to the following operating segments:
•	Home Building

•	Financial Services (reportable segment)
o	Prime mortgage lending operations and title insurance services

o	Home Equity (sub-prime mortgage lending operations)
•	Construction Services

•	Investment Real Estate

•	Home Services

•	Corporate
In addition, in recent history the Company had two additional operating segments: Manufactured Homes and Construction Products, both of which were spun-off to stockholders in fiscal year 2004.

As previously stated in our response to comment 1 above, historically, our operating segments have operated essentially on a stand-alone basis and have had their own complete management team. These management teams consisted of a CEO/President and Chief Financial Officer.

As we have disclosed, over the past 12 months we have experienced several significant changes in our business. On July 11, 2006, we completed the sale of Home Equity. Additionally, the business operations of Investment Real Estate have continued to decrease reflecting the ongoing wind-down of such operations. On February 1, 2007, we announced that we signed a definitive agreement to sell Construction Services, and on March 30, 2007 we completed this sale. The disposal of these operating segments is consistent with our strategic objective to focus on our homebuilding operations and related activities. Additionally, over the past year we have experienced deteriorating homebuilding market conditions. For the nine months ended December 31, 2006, Home Building’s operating earnings decreased 91% as compared to the same period in the prior year. The impact of the challenging market conditions on our results of operations has been more significant as the fiscal year has progressed. These

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

deteriorating market conditions have been discussed in the MD&A disclosures of our Quarterly Reports on Form 10-Q.

In response to the numerous changes in our business, our internal organization has also changed. There have been changes in our leadership during fiscal year 2007. The CEO and CFO of Centex Corporation now also serve as the CEO and CFO of our homebuilding operations. Additionally, the corporate functional activities of our corporate staff have now been combined with the corporate staff of our homebuilding operations. The disposition of two of our major operating segments in the current fiscal year and the complementary changes in our internal organization (corporate functional activities described above), collectively have created a fundamental shift in our Company from a holding company to an operating company. In accordance with the provisions of SFAS 131, the change in the structure of our internal organization has resulted in a change in the composition of our reportable segments.

In the 2007 Form 10-K, we will disclose that within our homebuilding operations our operating segments are now our divisions (local market business unit). These operating segments will be aggregated into seven reporting segments based on how we operate and manage our business, which generally reflects a geographic grouping. This aggregation of operating segments is consistent with the aggregation criteria outlined in SFAS No. 131. We believe this approach is consistent with the primary objective of reporting the Company’s results from management’s perspective. In aggregating our segments, we focused on housing margin. Housing margin is an appropriate measure of segment profit and loss as it focuses on the net profit earned on selling a home, our core business. On an aggregated basis, our homebuilding operations will consist of the following reporting segments: East, Southeast, East Central, Texas, Northwest, Southwest and Other Homebuilding.

As requested by the Staff, under separate cover we are sending copies of the information used by the CODM to evaluate operating results and allocate resources among operating segments.[1] All information provided is for the period ended December 31, 2006 and is listed below:
•	Black Book – Quarterly consolidated and consolidating results for all operating segments provided to Executive Management

•	Earnings Release Package

•	Relevant excerpts from our Capital Availability Outlook presentation

•	Monthly Cash Report

[1]	We are supplementally providing this information as Exhibit A to the hard copy of this letter and for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. The text of Exhibits B and C are also being provided as supplemental information for which we have similarly requested confidential treatment. In addition, we have requested the return of the materials included in Exhibit A, Exhibit B and Exhibit C pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, relating to supplemental materials submitted to the SEC in paper form.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

•	Weekly Flash Report

•	Homebuilding Management Operations Report
Attached as Exhibit B is a preliminary draft disclosure of our segment footnote and related MD&A disclosures that we plan to include in our 2007 Form 10-K.
Quarterly Results, page 94
7.	Please revise future filings to present gross profits as required by Item 302(a) of regulation S-K.

Response:

We will revise future filings to present gross profits as required by Item 302(a) of Regulation S-K.
Item 9A. Controls and Procedures, page 95
8.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be without defining them. See Exchange Act Rule 13a-15(e).

Response:

We can confirm that our officers concluded that as of March 31, 2006, our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in our 2006 Form 10-K were made known to management and other, as appropriate, to allow timely decisions regarding required disclosures. This disclosure will read as follows in our 2007 Form 10-K:

Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of March 31, 2007.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Form 10-Q for the quarterly period ended December 31, 2006
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
9.	We note that you have recorded charges for impairments to land under development and write-offs of land deposits and pre-acquisition costs. With a view towards future disclosure, please provide us with a comprehensive discussion of the factors that contributed to these charges and of how you will continue to assess these factors in order to determine if additional charges will be necessary in the future. In this regard, please also tell us which geographic regions were affected by the recent charges and which geographic regions contain the remaining balances of your land holdings.

Response:

As disclosed in our recent Quarterly Reports on Form 10-Q, the homebuilding industry has been impacted by deteriorating market conditions. The following factors were obtained from the MD&A disclosures of our Quarterly Reports on Form 10-Q:
Beginning in fiscal year 2006, many U.S. housing markets experienced a significant downturn, which has directly affected our business and results of operations. We believe the principal factors that have resulted in this downturn include each of the following, the impact of which varies based upon geographic market and product segment:
•	a decline in homebuyer demand due to lower consumer confidence in the consumer real estate market and a decrease in the affordability of housing in selected markets,

•	increased inventory of new and used homes for sale,

•	pricing pressures resulting from the imbalance between supply and demand, and

•	a decrease in the affordability of housing in selected markets.
The decline in homebuyer demand can be attributed to concerns of prospective homebuyers of new homes about the direction of home prices, which has increased general uncertainty as to whether now is the best time to buy a home. The increase in inventory of new and used homes is in part a result of speculative investors becoming net sellers of homes rather than net buyers, as well as the inability of prospective buyers of new homes to sell their existing homes. The decrease in affordability of housing in selected markets reflects significant price appreciation in those markets over the past several years.
The same factors attributable to the deteriorating homebuilding market conditions have resulted in the land impairment charges and option/pre-acquisition cost

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

write-offs we recorded. However, the impact of the factors is highly dependent on local market conditions. During the nine months ended December 31, 2006, we evaluated over 1,040 neighborhoods and land investments and impaired 57 as a result of our analysis. During this same period, we wrote off option deposits and pre-acquisition costs related to 193 option contracts resulting in 170 option contracts outstanding at December 31, 2006. The geographic diversity of the locations in which we are competing and the varying impact of the factors make it impractical to give a comprehensive discussion of the individual factors contributing to the impairments and write-offs we have recorded in each location. We have, however, disclosed the predominant factors contributing to deteriorating market conditions in the MD&A section of our Quarterly Reports on Form 10-Q (see excerpt above and proposed preliminary draft disclosure in our response to comment number 2 above).

The impairment assessments and decisions whether to proceed with the acquisition of certain land are performed by local market personnel for all neighborhoods and land holdings. The local market conditions will continue to be evaluated by local market personnel in conjunction with the availability of capital.

As outlined in our response to comment number 6 and as detailed in Exhibit B, which is being provided to the Staff under separate cover, in future filings, our impairments and write-offs of deposits and pre-acquisition costs will be disclosed by reportable segment. In addition, our inventory balances will also be disclosed by reportable segment. In future filings, we will also link the factors contributing to the impairments and write-offs to our discussion of the factors affecting the homebuilding market conditions, including any emerging factors (such as the tightening of mortgage lending practices, which is negatively impacting the homebuilding industry).

As requested by the Staff, Exhibit C (which is being provided to the Staff under separate cover) is a detail of impairments and write-offs by reportable segment, as defined in our response to comment number 6, for the nine months ended December 31, 2006. In addition, please refer to our response to comment number 2 for a preliminary draft of our inventory valuation critical accounting estimate disclosure, as well as our response to Staff comment number 11.

10.	Please provide us with a comprehensive discussion of the types of sales incentives you utilize and how you are accounting for these incentives. If you are using any incentives other than a decrease in the sales price of the home, please provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slowdown than others, please address this in MD&A.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Response:

Sales incentives are determined by local market personnel at the house, neighborhood and/or market level. Sales incentives include items such as cash discounts, discounts on options included in the home, option upgrades (such as upgrades for cabinetry, carpet and flooring), and seller-paid financing costs and/or closing costs. In addition, from time to time, we may also provide homebuyers with retail gift certificates and/or other nominal retail merchandise.

Cash discounts, discounts on options and option upgrades are accounted for as a reduction in the sales price and are included in our SFAS 66 analysis.

Seller-paid financing costs and closing costs are accounted for as a cost of selling the home and not as a reduction in sales value since amounts paid are within contribution amounts acceptable under applicable mortgage underwriting guidelines.

Retail gift certificates and other merchandise are accounted for as a cost of selling the home. These incentives, in substance, could be viewed as a customer cash refund, and, as such, are considered a reduction in the down payment in our SFAS 66 analysis.

At March 31, 2007, if necessary, we will defer in accordance with the provisions of SFAS 66 the recognition of profit on a nominal few homes where the loans had not yet been sold to a third party investor and for which sales incentives were recorded in costs and expenses.

In our December 31 Form 10-Q, we disclosed customer discounts as a percentage of housing revenues for total homebuilding. In connection with the planned reorganization of our homebuilding segment into seven reportable segments (please refer to response to question number 6), each reportable segment will be addressed individually in MD&A. To the extent an individual reportable segment’s use of customer discounts is more than other reportable segments, we will address it in MD&A.

11.	We note the material impairments and write-offs of land related assets you recorded during the period ended December 31, 2006. It appears to us that your critical accounting policy disclosure for land related assets appears to be too general in nature to provide investors with sufficient information about management’s insights and assumptions with regard to how you determined the amount of impairments and write-offs as well as the recoverability of your remaining land related assets.
•	Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so,

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of the communities.

•	Separately quantify and address write-offs related to each inventory component and region. Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination, as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.

•	Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

•	Provide disaggregated disclosures regarding the cancellation of sales agreements by market.

•	Please expand your disclosure to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
Please provide these expanded disclosures in future filings and show us in your response what any future disclosure revisions will look like.

Response:

Land Impairments

We assess our neighborhoods and land positions on a quarterly basis to identify underperforming neighborhoods and to identify neighborhoods and land investments that might not be recoverable through future operations. Each neighborhood is assessed as an individual project consisting of relatively homogeneous components (i.e., each component of inventory is not assessed for impairment separately). This quarterly assessment is an integral part of our quarterly projection process performed at the local market level. Key assumptions that impact this assessment are:
•	estimates of average future selling prices,

•	estimates of future construction and land development costs, and

•	estimated future sales rates.
As disclosed in our December 31 Form 10-Q, we assess the recoverability of each of our neighborhoods in accordance with the provisions of Statement of Financial Accounting Standards No. 144. The recoverability of our investment in a neighborhood is measured by comparing the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by the key assumptions outlined above. If a neighborhood is considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

assets. Fair value of a neighborhood is determined based on estimated cash flows discounted for market risks associated with the neighborhood.

In response to your specific comments, we will expand our disclosures of critical accounting estimates to further describe our process for assessing our neighborhoods and land related assets for recoverability. Please refer to our response to Staff comment number 2, which provides a current draft of this disclosure for the 2007 Form 10-K.

Our disclosures in our Quarterly Reports on Form 10-Q for the periods ended September 30, 2006 and December 31, 2006 addressed the potential for future impairments of neighborhoods. The following is an excerpt from these filings:
Continued deterioration in demand and market conditions could result in a decision to walk away from additional lot option contracts and a reevaluation of our land holdings, which may result in additional write-offs and impairments.
In addition, in each of our Quarterly Reports on Form 10-Q for the periods ended September 30, 2006 and December 31, 2006, we updated our risk factor disclosures included in our 2006 Form 10-K with incremental disclosure as follows:
If market conditions do not improve in future periods, we may decide not to pursue development and construction in additional areas, and the value of existing land holdings may continue to decline, which would lead to further write-offs of option deposits and pre-acquisition costs and land impairments.
As indicated in our response to question number 6 and the current outline of our segment disclosures in Exhibit B (which is being provided to the Staff under separate cover), we will provide a detail of impairments (as well as write-offs of option deposits and pre-acquisition costs) by reporting segment. We have also supplementally provided the Staff with such information for the year ended March 31, 2006 and for the nine months ended December 31, 2006 in Exhibit C to this letter.

As discussed in response to comment 9 above, during the nine months ended December 31, 2006, we evaluated over 1,040 neighborhoods and land investments and impaired 57 as a result of our analysis. During this same period, we wrote off the deposits and pre-acquisition costs related to 193 option contracts resulting in 170 option contracts outstanding at December 31, 2006.

We do not believe it is practical to provide a sensitivity analysis showing the effect of a 1% change in the key assumptions based on the following considerations:
•	the volume of neighborhoods and land investments subject to such analysis.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

•	each impairment assessment is comprised of individual assumptions based on specific neighborhood plans and strategy. We do not have a standardized set of assumption guidelines that we could adjust on a consolidated basis.

•	certain of the key assumptions are complementary (such as estimated sales prices and future sales rates) and a sensitivity analysis that might imply independence between the key assumptions is not appropriate.

•	based on the total population of neighborhoods and land investments, we do not believe a 1% sensitivity analysis would result in a significant number of incremental neighborhoods being impaired. For projects impaired, the analysis would increase or decrease the impairment charge, but would not necessarily be appropriate, based on the complementary relationship of assumptions discussed above, nor relevant given the dynamics of each market.
At December 31, 2006 we had approximately 60 neighborhoods for which the estimated future undiscounted cash flows were close (within 5%) to carrying value. We believe the disclosures included in our two most recent Quarterly Reports on Form 10-Q provide investors with an appropriate perspective of the risks associated with future impairments. Based on (i) our broad geographic diversity, and (ii) uncertainty in current market environment, we do not believe providing investors with more specificity on potential future impairments is meaningful.

In conclusion, we believe that our impairment disclosures adequately address the risks of possible future impairments. We will continue to consider any known trends or uncertainties in these disclosures in future filings. We will expand our future filings to better explain the process we use to assess our neighborhoods for impairment. Additionally, our 2007 Form 10-K will include a disclosure of land impairments by reportable segment, as defined in response to question number 6. A current draft of this disclosure has been provided to the Staff under separate cover in Exhibit B.

Write-off of Option Deposits and Pre-acquisition Costs

The analysis we perform on option deposits is separate from our impairment analysis. Option contracts and related pre-acquisition costs are accounted for and assessed pursuant to SFAS 67. Generally, costs are capitalized as incurred as it is likely that we will acquire the property. When it is probable that the property will not be acquired due to the termination or expiration of the option contract or a formal decision has been made not to proceed with the acquisition, all capitalized costs are expensed. Similar to our impairment analysis discussed above, option deposits and pre-acquisition costs are evaluated on a contract-by-contract basis at the local market level. The key factors that impact our assessment are as follows:
•	local market housing inventory levels; both resale and new homes,

•	our existing supply of owned and controlled lots,

•	contract purchase price and terms, and

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

•	local market economic and demographic factors such as: job growth, long-term and short-term interest rates, consumer confidence, population growth and immigration.
In addition to our disclosures of the factors leading to the write-off of deposits and pre-acquisition costs, our MD&A disclosures in the Quarterly Reports for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006 provide quantitative information to investors regarding our land (lot) position, which identified the significant declines in both owned and controlled lots. We further supplemented this presentation with the following disclosure in the MD&A of our December 31 Form 10-Q:
Based on current market conditions, we believe we are oversupplied in total lots and will continue to take the necessary steps to reduce our total land position.
Cancellation Rates

In our December 31 Form 10-Q, we disclosed customer cancellation rates for total homebuilding. In connection with the change in our homebuilding reporting segments (please refer to our response to question number 6), each reportable segment will be addressed in MD&A individually. To the extent an individual reportable segment’s customer cancellation rate varies from that disclosed for all of homebuilding, we will disclose that reportable segment’s customer cancellation rate.
Note E. Inventories, page 12
12.	We note that your housing projects include capitalized interest. Please tell us if you have suspended your activities related to preparing any of these projects for their intended use, such that you would need to reduce the amount of interest you are capitalizing and increase the amount of interest you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

Response:

Capitalized interest is calculated and monitored on a consolidated basis. To date, the Company has not suspended any significant activities related to its homebuilding projects. Additionally, as of December 31, 2006, our inventory levels ($10.2 billion) are well in excess of our debt levels ($6.3 billion). We have not suspended our construction activities such that a reduction in our capitalized interest pursuant to SFAS 34 is required or appropriate.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Note G. Indebtedness, page 13
13.	Please tell us how you restructured your variable interest entities such that, subsequent to March 31, 2006, you are no longer the primary beneficiary.

Response:

Each land option contract entered into is evaluated in accordance with the provisions of FIN 46. The provisions of FIN 46 require us to consolidate the variable interest entity if we are deemed to be the primary beneficiary. FIN 46 also requires option contracts to be reevaluated if a reconsideration event occurs that represents a significant change in the design of the entity.

As of March 31, 2006, we consolidated several variable interest entities. We consolidated the debt of three of such variable interest entities, which was disclosed in the Notes to our Consolidated Financial Statements. On June 30, 2006, the original owners of these option contracts sold their interest to another party, which required us to execute option contracts with the new owner. The change in owners represented a new investment in a variable interest entity pursuant to the provisions of FIN 46, and as such, required an evaluation of the new option contracts.

FIN 46 provides that if a variable interest holder has an interest in a specified asset in a variable interest entity (a lot option contract would be an interest in a specified asset), and that asset is less than half of the total of the fair value of the entity’s assets, the variable interest in the specified asset is not considered to be a variable interest in the entity. Expected losses related to the variable interest in that specified asset are not considered part of the expected losses of the entity for purposes of determining the sufficiency of the equity at risk in the entity, and that variable interest should not be considered in evaluating whether the equity holders have the obligation to absorb expected losses.

The three option contracts were purchased by an entity in which the fair value of the option contracts were less than half of the fair value of the entity’s assets. Since the fair value of the assets is less than half of the total fair value of the entity, the option contracts should not be considered in evaluating whether the equity holders have the obligation to absorb the entity’s expected losses. Therefore, the option contracts were no longer consolidated as of June 30, 2006.

To clarify that the reduction in debt balances attributable to the three variable interest entities previously consolidated is a result of the sale of option contracts to a new owner and not a restructuring of such variable interest entities by Centex, our future filings will include the following disclosure:

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

As of March 31, 2006, other indebtedness included $161.2 million of debt at a weighted-average rate of approximately 9.73% held by variable interest entities for which the Company determined it was the primary beneficiary and which were consolidated pursuant to FIN 46. Subsequent to March 31, 2006, there was a change in the ownership of the option contracts with these variable interest entities, after which the Company was no longer the primary beneficiary of these variable interest entities.
Note O. Discontinued Operations, page 24
14.	We note from your September 30, 2006 Form 10-Q that you completed your negotiations of the post-closing adjustments related to your sale of Home Equity. Please explain to us if and how the $17.1M that you were required to pay affected the gain you recognized on the sale.

Response:

The post-closing adjustments settle-up of $17.1 million that we were required to pay related to the Home Equity sale was provided for in the Securities Purchase Agreement and was estimated in connection with our initial calculation of the gain on sale. The purchase price Centex received at closing (July 11, 2006) was based on the member’s equity and intercompany accounts of Home Equity as of June 19, 2006 (the cut-off date). Included in the post-closing adjustments settle-up amount of $17.1 million was a true-up of Home Equity’s member’s equity and intercompany accounts as of the actual closing date.

In accordance with the terms of the Securities Purchase Agreement, Home Equity had forty-five days subsequent to the closing date to prepare its final closing date balance sheet, including a calculation of member’s equity and intercompany accounts. Centex then had forty-five days to dispute any amounts reported by Home Equity. When we recorded the gain on sale of Home Equity as of September 30, 2006, we had received from Home Equity its final closing date balance sheet. In summation, we were able to estimate the amount of the post-closing adjustments settle-up in our initial gain on sale calculation even though the final resolution and payment of such amount was not finalized as of September 30, 2006.

15.	Please provide us with a comprehensive description of the Volume Incentive Adjustment related to your sale of Home Equity. In this regard, please tell us what circumstances would require you to repay amounts and how you have considered this contingency in your calculation of the gain on the sale of Home Equity. Also, please provide us with a comprehensive description of the indemnifications you provided when you sold Home Equity and explain to us how you have determined these contingencies will be material.

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

Response:

The Volume Incentive Adjustment consists of 2 components: (1) a $10 million minimum and (2) up to $40 million in contingent consideration. At closing, we received $20 million of the Volume Incentive Adjustment. As a result, $10 million of the Volume Incentive Adjustment we received at closing was deferred in accordance with the provisions of SFAS 141. Our receipt of the contingent consideration component of the Volume Incentive Adjustment depends primarily upon the total volume of mortgage loans originated by Home Equity during a two-year period after the closing date (and, in certain cases, on the volume of loans sold to Home Equity during this measurement period pursuant to the alliance agreement referred to in comment 16 below).

The Securities Purchase Agreement and the calculation of the Volume Incentive Adjustment were amended during the quarter ended December 31, 2006. This amendment was filed with the Commission on December 22, 2006. In connection with the amendment, the minimum component of the Volume Incentive Adjustment was raised from $10 million to $13.9 million. As a result, during the quarter ended December 31, 2006, we released $3.9 million of our previously-deferred contingent consideration leaving us with a balance of $6.1 million of deferred consideration. All or a portion of this $6.1 million deferred contingent consideration will be refunded to the purchaser if the total volume of mortgage loans originated by Home Equity during the measurement period is below certain levels (and, in certain cases, depending on the volume of loans sold to Home Equity during the measurement period pursuant to the alliance agreement referred to in comment 16 below). For example, the entire $6.1 million of deferred consideration will be refunded to the purchaser if Home Equity originates less than $9.5 billion in loans during the measurement period. The maximum additional amount that could be payable to Centex pursuant to the Volume Incentive Adjustment is $30 million (total $40 million in contingent consideration less the $10 million received in excess of the minimum at closing). This amount would be payable to Centex if Home Equity’s originations are greater than or equal to $14 billion, and the volume of loans sold to Home Equity pursuant to the alliance agreement equals or exceeds $1.25 billion, over the measurement period.

The full text of the indemnification provisions of the Securities Purchase Agreement, including a summary of the Company’s indemnification obligations, was filed with the Commission in our Current Reports on Form 8-K dated July 14, 2006 and December 22, 2006. A summary of our indemnification obligations is provided below.

The indemnifications we provided in connection with the sale of Home Equity (CHEC) were as follows: (i) breaches of representations and warranties by Centex or CHEC, (ii) breaches of covenants by Centex, (iii) breaches of pre-closing covenants by CHEC, (iv) Warranty Obligations (defined to mean liabilities resulting from breaches of

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

representations regarding mortgage loans made by CHEC in a securitization or whole loan sale entered into prior to closing), (v) certain tax matters and (vi) certain CHEC lawsuits, to the extent losses exceed the reserves for such lawsuits reflected on the closing balance sheet. Our indemnification obligations are subject to certain baskets and caps, which are set forth in the Securities Purchase Agreement.

A reserve was recorded for the outstanding litigation in Home Equity’s closing date balance sheet. We have made nominal payments in connection with the litigation-related indemnification provisions and do not expect any additional future payments. Except for these nominal payments, the purchaser has not asserted any claims for indemnification under the Securities Purchase Agreement. We cannot predict our future liability, if any, under the indemnification provisions of the Securities Purchase Agreement, because we do not know whether, or what kind of, claims will be submitted by the purchaser. Currently, we do not have any reason to believe that any payments that may be required under the indemnification provisions would be material to our results of operations or financial position.

16.	We note that you have entered into an alliance agreement with CHEC that requires you to continue to sell sub-prime and certain mortgage loans to CHEC. Please explain to us how you have considered SAB Topic 5Z and paragraph 42 of SFAS 144 in determining that Home Equity’s operations should be classified as discontinued operations.

Response:

We evaluated the alliance agreement and its impact on the classification of Home Equity by reviewing the guidance in:
•	EITF 03-13

•	Paragraph 42 of SFAS 144

•	SAB Topic 5Z
Home Equity was first reflected as a discontinued operation in the quarter ended March 31, 2006 when we entered into a definitive sale agreement with the purchaser. The sale of Home Equity was consistent with our strategy to focus on our core homebuilding operations and related activities. It was our intent to exit the business of originating sub-prime loans. However, the alliance agreement provides that if we do originate a sub-prime loan, we will provide Home Equity with the first opportunity to purchase such loan at current market prices. The alliance agreement does not require Centex to originate and sell a set volume of sub-prime loans to Home Equity. The sale of loans from Centex to Home Equity subsequent to Home Equity’s sale as outlined in the alliance agreement would be considered a continuation of cash flows resulting from a continuation of activities under the provision of EITF 03-13. The cash inflows must be evaluated for significance based on the provisions of paragraph 8 of EITF 03-13. The volume of loans originated by Centex and sold to Home Equity has historically

Mr. John Cash
United States Securities and Exchange Commission
April 13, 2007

represented only 5% of the total volume of loans originated by Centex. This is clearly not significant to the consolidated financial statements/cash flows of Centex.

Because the continuing cash flows are not significant, they are indirect cash flows pursuant to EITF 03-13. Additionally, Centex will not be able to influence the operating and/or financial policies of Home Equity subsequent to its sale. As a result, the sale of Home Equity as outlined in the securities purchase agreement meets the criteria in paragraph 42 of SFAS 144 to be reflected as a discontinued operation.

We have also reviewed SAB Topic 5Z and do not believe its provisions apply to the contingencies in the Home Equity sale. Specifically, the alliance agreement does not require Centex to sell a certain volume of loans to Home Equity.
As requested by the Staff, Centex Corporation acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As indicated in the introduction, we plan to file our Annual Report on Form 10-K for the year ended March 31, 2007, in the fourth week of May 2007. To the extent possible, we would appreciate your assistance in resolving any final comments. If you have any questions, please do not hesitate to call me at 214-981-6007 or in my absence Mark D. Kemp at 214-981-6480.
Sincerely,
Catherine R. Smith
Executive Vice President
   and Chief Financial Officer
cc: Anne McConnell
    Tricia Armel